Exhibit 99.1
Income Statement by activity
Unaudited

	For the Year Ended December 31, 2017			For the Year Ended December 31, 2016
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Net revenues	110,934	110,745	296	111,018	110,836	278
Cost of revenues	93,975	93,891	191	95,295	95,201	190
Selling, general and other costs	7,385	7,353	32	7,568	7,537	31
Research and development costs	3,230	3,230	—	3,274	3,274	—
Result from investments	410	220	190	316	161	155
Reversal of a Brazilian indirect tax liability	895	895	—	—	—	—
Gains on the disposal of investments	76	76	—	13	13	—
Restructuring costs	95	93	2	88	87	1
Net financial expenses	1,469	1,469	—	2,016	2,016	—
Profit before taxes	6,161	5,900	261	3,106	2,895	211
Tax expense	2,651	2,624	27	1,292	1,270	22
Result from intersegment investments	—	234	—	—	189	—
Net profit	3,510	3,510	234	1,814	1,814	189

Adjusted EBIT	7,054	6,791	263	6,056	5,844	212

Statement of Financial Position by activity
Unaudited

	At December 31, 2017			At December 31, 2016
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Goodwill and intangible assets with indefinite useful lives	13,390	13,390	—	15,222	15,222	—
Other intangible assets	11,542	11,539	3	11,422	11,419	3
Property, plant and equipment	29,014	29,012	2	30,431	30,429	2
Investments and other financial assets	2,977	3,356	1,228	3,204	3,607	1,111
Deferred tax assets	2,004	1,955	49	3,699	3,644	55
Inventories	12,922	12,922	—	12,121	12,121	—
Assets sold with a buy-back commitment	1,748	1,748	—	1,533	1,533	—
Trade receivables	2,460	2,461	19	2,479	2,480	30
Receivables from financing activities	3,140	1,356	2,906	2,578	884	2,537
Tax receivables	298	293	5	299	293	6
Other assets	4,166	4,157	9	3,917	3,901	16
Cash and cash equivalents	12,638	12,423	215	17,318	17,167	151
Assets held for sale	—	—	—	120	120	—
TOTAL ASSETS	96,299	94,612	4,436	104,343	102,820	3,911
Equity and Liabilities
Equity	20,987	20,987	1,598	19,353	19,353	1,474
Employee benefits liabilities	9,278	9,276	2	9,863	9,861	2
Provisions	14,779	14,777	11	15,837	15,826	11
Deferred tax liabilities	388	388	—	194	194	—
Debt	17,971	16,461	2,632	24,048	22,638	2,293
Trade payables	21,939	21,939	8	22,655	22,673	2
Other financial liabilities	139	139	—	697	690	7
Tax payables	383	370	22	187	180	15
Other liabilities	10,435	10,275	163	11,412	11,308	107
Liabilities held for sale	—	—	—	97	97	—
TOTAL EQUITY AND LIABILITIES	96,299	94,612	4,436	104,343	102,820	3,911

Statement of Cash Flows by activity
Unaudited

	For the Year Ended December 31, 2017			For the Year Ended December 31, 2016
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit	3,510	3,510	234	1,814	1,814	189
Amortization and depreciation	5,890	5,889	1	5,956	5,955	1
Net losses/(gains) on disposal of non-current assets and other non-cash items	(259)	(318)	(175)	111	58	(136)
Dividends received	102	115	—	123	159	—
Change in provisions	555	553	2	1,519	1,518	1
Change in deferred taxes	1,057	1,058	(1)	389	387	2
Change in items due to buy-back commitments	(11)	(11)	—	(95)	(95)	—
Change in working capital	(459)	(557)	98	777	767	10
TOTAL	10,385	10,239	159	10,594	10,563	67
CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:
Investments in property, plant and equipment and intangible assets	(8,666)	(8,663)	(3)	(8,815)	(8,812)	(3)
Investment in joint ventures, associates and unconsolidated subsidiaries	(18)	(18)	—	(116)	(116)	—
Proceeds from the sale of non-current assets	65	64	1	91	91	—
Net change in receivables from financing activities	(838)	(207)	(631)	(483)	(185)	(298)
Change in current securities	175	140	35	299	301	(2)
Other changes	(14)	(14)	—	(15)	(17)	2
TOTAL	(9,296)	(8,698)	(598)	(9,039)	(8,738)	(301)
CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Net change in debt and other financial assets/liabilities	(4,470)	(5,009)	534	(4,990)	(5,262)	272
Increase in share capital	3	3	—	18	18	—
Distributions paid	(1)	(1)	(13)	(18)	(18)	(36)
Other changes	(5)	—	—	(137)	(137)	—
TOTAL	(4,473)	(5,007)	521	(5,127)	(5,399)	236
Translation exchange differences	(1,296)	(1,278)	(18)	228	213	15
TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	(4,680)	(4,744)	64	(3,344)	(3,361)	17
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	17,318	17,167	151	20,662	20,528	134
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	12,638	12,423	215	17,318	17,167	151